                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                     -------------------------------------

                        DAVIDSON INCOME REAL ESTATE, L.P.

                                (Name of Issuer)


                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                                 (CUSIP Number)
                     -------------------------------------
                                 PATRICK J. FOYE
                            EXECUTIVE VICE PRESIDENT
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101

                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                     -------------------------------------

                                    COPY TO:

                               JOHN A. HEALY, ESQ.
                               ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                     -------------------------------------

                                JANUARY 25, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

                         (Continued on following pages)

                              (Page 1 of 25 Pages)

---------------------------------                                                    -------------------------------
CUSIP No.   NONE                                         13D                                  Page 2 of 25
          --------
---------------------------------                                                    -------------------------------
============ =======================================================================================================
    1.
             NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                         COOPER RIVER PROPERTIES, L.L.C.
============ =======================================================================================================
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                             (a)|_|
                                                                                                             (b)|X|
============ =======================================================================================================
    3.
             SEC USE ONLY

============ =======================================================================================================
    4.
             SOURCE OF FUNDS
                                        AF
============ =======================================================================================================
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                                                |_|
============ =======================================================================================================
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                        DELAWARE
========================= ======= ==================================================================================
                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY                         0
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ======= ==================================================================================
                            8.
                                  SHARED VOTING POWER

                                           3,835
                          ======= ==================================================================================
                            9.
                                  SOLE DISPOSITIVE POWER

                                           0
                          ======= ==================================================================================
                           10.
                                  SHARED DISPOSITIVE POWER

                                           3,835
============ =======================================================================================================
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        4,398
============ =======================================================================================================
    12.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                                |_|
============ =======================================================================================================
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        16.4%
============ =======================================================================================================
    14.
             TYPE OF REPORTING PERSON

                                        OO
============ =======================================================================================================

---------------------------------                                                    -------------------------------
CUSIP No.   NONE                                         13D                                  Page 3 of 25
          --------
---------------------------------                                                    -------------------------------
============ =======================================================================================================
    1.
             NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                        INSIGNIA PROPERTIES, L.P.
============ =======================================================================================================
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                             (a)|_|
                                                                                                             (b)|X|
============ =======================================================================================================
    3.
             SEC USE ONLY

============ =======================================================================================================
    4.
             SOURCE OF FUNDS
                                        WC
============ =======================================================================================================
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                                                |_|
============ =======================================================================================================
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                        DELAWARE
========================= ======= ==================================================================================
                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY                         0
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ======= ==================================================================================
                            8.
                                  SHARED VOTING POWER

                                           3,835
                          ======= ==================================================================================
                            9.
                                  SOLE DISPOSITIVE POWER

                                           0
                          ======= ==================================================================================
                           10.
                                  SHARED DISPOSITIVE POWER

                                           3,835
============ =======================================================================================================
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        4,398
============ =======================================================================================================
    12.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                                |_|
============ =======================================================================================================
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        16.4%
============ =======================================================================================================
    14.
             TYPE OF REPORTING PERSON

                                        PN
============ =======================================================================================================

---------------------------------                                                    -------------------------------
CUSIP No.   NONE                                         13D                                  Page 4 of 25
          --------
---------------------------------                                                    -------------------------------
============ =======================================================================================================
    1.
             NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                        INSIGNIA PROPERTIES TRUST
============ =======================================================================================================
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                             (a)|_|
                                                                                                             (b)|X|
============ =======================================================================================================
    3.
             SEC USE ONLY

============ =======================================================================================================
    4.
             SOURCE OF FUNDS
                                        NOT APPLICABLE
============ =======================================================================================================
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                                                |_|
============ =======================================================================================================
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                        MARYLAND
========================= ======= ==================================================================================
                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY                         0
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ======= ==================================================================================
                            8.
                                  SHARED VOTING POWER

                                           3,835
                          ======= ==================================================================================
                            9.
                                  SOLE DISPOSITIVE POWER

                                           0
                          ======= ==================================================================================
                           10.
                                  SHARED DISPOSITIVE POWER

                                           3,835
============ =======================================================================================================
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        4,398
============ =======================================================================================================
    12.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                                |_|
============ =======================================================================================================
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        16.4%
============ =======================================================================================================
    14.
             TYPE OF REPORTING PERSON

                                        OO
============ =======================================================================================================

---------------------------------                                                    -------------------------------
CUSIP No.   NONE                                         13D                                  Page 5 of 25
          --------
---------------------------------                                                    -------------------------------
============ =======================================================================================================
    1.
             NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                        APARTMENT INVESTMENT AND MANAGEMENT COMPANY
============ =======================================================================================================
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                             (a)|_|
                                                                                                             (b)|X|
============ =======================================================================================================
    3.
             SEC USE ONLY

============ =======================================================================================================
    4.
             SOURCE OF FUNDS
                                        NOT APPLICABLE
============ =======================================================================================================
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                                                |_|
============ =======================================================================================================
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                        MARYLAND
========================= ======= ==================================================================================
                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY                         0
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ======= ==================================================================================
                            8.
                                  SHARED VOTING POWER

                                           4,398
                          ======= ==================================================================================
                            9.
                                  SOLE DISPOSITIVE POWER

                                           0
                          ======= ==================================================================================
                           10.
                                  SHARED DISPOSITIVE POWER

                                           4,398
============ =======================================================================================================
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        4,398
============ =======================================================================================================
    12.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                                |_|
============ =======================================================================================================
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        16.4%
============ =======================================================================================================
    14.
             TYPE OF REPORTING PERSON

                                        CO
============ =======================================================================================================

                                  SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER.

     This Statement on Schedule 13D (the "Statement") relates to units of limited partnership interest ("Units") in Davidson Income Real Estate, L.P., a Delaware limited partnership (the "Partnership"), whose principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(c) This Statement is being filed by Cooper River Properties, L.L.C., a Delaware limited liability company ("Cooper River"), Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), Insignia Properties Trust, a Maryland real estate investment trust ("IPT") and Apartment Investment and Management Company, a Maryland corporation ("AIMCO") (Cooper River, IPLP, IPT and AIMCO are sometimes collectively referred to in this Statement as the "Reporting Persons"). The principal business address of each of the Reporting Persons is located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222.

     Cooper River, IPLP and IPT. IPLP is the managing member of Cooper River. IPT is the sole general partner (owning approximately 70% of the total equity interests) and AIMCO Properties, L.P. ("AIMCO OP") is the sole limited partner (owning approximately 30% of the total equity interests) of IPLP. For certain information regarding the trustees and executive officers of IPT, see Schedule I to this Statement.

     AIMCO. AIMCO was formed on January 10, 1994 and currently is one of the largest owners and managers of multifamily apartment properties in the United States, based on apartment unit data compiled by the National Multi Housing Council as of January 1, 1998. As of June 30, 1998, AIMCO, through its subsidiaries, owned or controlled 58,345 units in 210 apartment communities and had an equity interest in 74,318 units in 478 apartment communities. In addition, AIMCO managed 68,248 units in 357 apartment communities for third parties and affiliates, for an aggregate portfolio of owned and managed properties of 200,911 units in 1,045 apartment communities. The apartment communities are located in 42 states, the District of Columbia and Puerto Rico. AIMCO has elected to be taxed as a real estate investment trust ("REIT") for federal income tax purposes.

     On October 1, 1998, AIMCO acquired substantially all of the residential assets and ownership interests (including its controlling interest in IPT) of Insignia Financial Group, Inc. ("Insignia") pursuant to the merger of Insignia with and into AIMCO, with AIMCO being the surviving entity (the "AIMCO Merger"). Insignia was a fully integrated real estate services organization specializing in the ownership and operation of securitized real estate assets, and was the largest manager of multifamily residential properties in the United States as of January 1, 1998. As of the consummation of the AIMCO Merger, Insignia provided, among other things, property and/or asset management services for over 3,800 properties, including approximately 272,000 residential units. Following the AIMCO Merger, AIMCO operates more than 2,000 properties, including nearly 400,000 apartment units serving approximately one million residents.

     For certain information regarding the directors and executive officers of AIMCO, see Schedule II to this Statement.

     (d)-(e) During the past five years none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedules I and II, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the Reporting Persons or any of the persons listed on Schedules I and II being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Cooper River obtained the $1,242,540.00 required to purchase the Units and to pay related fees and expenses from IPLP through capital contributions. IPLP in turn received such funds from AIMCO, which used its cash from operations and equity issuances.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     IPT, through Cooper River, has acquired Units in order to increase its equity interest in the Partnership, primarily for investment purposes and with a view toward making a profit. IPT and/or persons related to or affiliated with it may acquire additional Units. Any such acquisition may be at a price higher than the price paid for the Units, and may be for cash or other consideration. AIMCO is presently considering whether it will engage in one or more exchange offers or tender offers for Units. A registration statement relating to an exchange offer for these securities has been filed with the Securities and Exchange Commission but has not yet become effective. As a result, there is a substantial likelihood that, within a short time, AIMCO OP will offer to acquire Units in exchange for cash, preferred units or common units of limited partnership interests in AIMCO. If such an offer is made, the holders of Units in the Partnership will be able to elect the consideration they will receive. While such an exchange offer is probable, no definite plans exist as to when or whether to commence such an exchange offer, or as to the terms of any such exchange offer, and it is possible that none will occur. Notwithstanding the above, these securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. In addition, the information set forth above shall not constitute an offer to sell or the solicitation of an offer to buy.

     AIMCO also expects that it will consider other means of acquiring additional Units, including through further cash tender offers, negotiated purchases or otherwise. AIMCO and IPT also may consider disposing of some or all of the Units Cooper River has acquired, either directly or by sale or other disposition of one or more interests in IPT or IPLP, depending among other things on the requirements from time to time of AIMCO, IPT and their affiliates in light of liquidity, strategic, tax and other considerations.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) Cooper River directly owns 3,835 Units and AIMCO indirectly owns 563 Units (held directly by AIMCO OP) representing approximately 14.3% and 2.1%, respectively, or a total of 16.4% of the outstanding Units based on the 26,776 Units outstanding at January 1, 1999.

     IPLP, IPT and AIMCO may be deemed to beneficially own the Units directly owned by Cooper River by reason of each of IPLP's, IPT's and AIMCO's relationship with Cooper River. Cooper River is a wholly-owned subsidiary of IPLP. IPT is the sole general partner (owning approximately 70% of the total equity interests) and AIMCO OP is the sole limited partner (owning approximately 30% of the total equity interests) of IPLP. AIMCO currently owns approximately 51% of the outstanding common shares of IPT, with the right to acquire up to approximately 65% of such shares.

     Accordingly, for purposes of this Statement: (i) Cooper River is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 3,835 Units directly owned by it; (ii) IPLP and IPT are reporting that they each share the power to vote or direct the vote and the power to dispose or direct the disposition of the 3,835 Units directly held by Cooper River; and (iii) AIMCO is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 3,835 Units directly held by Cooper River and the 563 Units directly held by AIMCO OP.

     (c) Pursuant to a tender offer that commenced on August 27, 1998 and expired on December 31, 1998, Cooper River acquired a total of 3,835 Units on January 25, 1999, representing approximately 14.3% of the outstanding Units, at a purchase price of $324.00 per Unit.

     (d)-(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On October 1, 1998, AIMCO and IPT entered into an agreement and plan of merger (the "IPT Merger Agreement"), which provides for, among other things, (a) the merger of IPT with and into AIMCO, with AIMCO being the surviving corporation, or (b) the merger of a subsidiary of AIMCO with and into IPT, with IPT being the surviving corporation (collectively, the "IPT Merger"). The IPT Merger Agreement provides that, upon consummation of the IPT Merger, shareholders of IPT (the "IPT Shareholders") will receive $13.25 per common share of beneficial ownership, $.01 par value per share (the "Shares"), of IPT in cash, or $13.28 per Share in shares of common stock of AIMCO, at AIMCO's option.

     The IPT Merger is subject to the approval of the IPT Shareholders, regulatory approvals, and the satisfaction or waiver of various other conditions. AIMCO has agreed to vote all Shares owned by it in favor of the IPT Merger Agreement and the transactions contemplated thereby, and granted certain members of the Board of Trustees of IPT (the "IPT Board") an irrevocable proxy (the "Irrevocable Limited Proxy") to vote all Shares held by AIMCO at all meetings of IPT Shareholders, and in every written consent in lieu of such meetings, in favor of approval of the IPT Merger and any matter that could reasonably be expected to facilitate the IPT Merger. Each grantee under the Irrevocable Limited Proxy explicitly agreed in writing to vote all Shares subject to the Irrevocable Limited Proxy in favor of the IPT Merger. The Irrevocable Limited Proxy will terminate upon the earlier of (a) January 1, 2002 and (b) the consummation of the IPT Merger.

     The board of directors of AIMCO and the IPT Board may agree in writing to terminate the IPT Merger Agreement without completing the IPT Merger. The IPT Merger Agreement may also be terminated in certain other circumstances.

     If the IPT Merger is not completed, AIMCO will continue to control the majority of outstanding Shares. However, certain transactions involving AIMCO and IPT that occur between the effective time of the IPT Merger and the termination of the IPT Merger Agreement between AIMCO and IPT, including the acquisition by AIMCO of assets of IPLP and interests in partnerships controlled by IPT, will be unwound.

     The IPT Merger Agreement also provides that Andrew L. Farkas, James A. Aston, Warren M. Eckstein, Frank M. Garrison and Bryan L. Herrmann will continue to serve as trustees of IPT (collectively, the "Continuing Trustees") until the earlier of the closing of the IPT Merger or the termination of the IPT Merger Agreement. Pursuant to the IPT Merger Agreement and the Bylaws of

IPT, a majority of the Continuing Trustees must approve, among other things, the following actions: (i) removal of a Continuing Trustee; (ii) termination of IPT's independent auditors or the financial advisor or legal counsel for the IPT Merger; (iii) all alternative proposals to acquire IPT or its subsidiaries; (iv) amendment or waiver of any provision of (A) the IPT Merger Agreement, (B) the Fourth Amended and Restated Agreement of Limited Partnership of Insignia Properties, L.P., (C) the Declaration of Trust of IPT or (D) the Bylaws of IPT;
(v) modification of the powers of the Continuing Trustees, and (vi) making of loans by IPT or its subsidiaries to AIMCO or its subsidiaries. The Continuing Trustees' special powers terminate on the earliest to occur of (i) the IPT Merger, (ii) January 1, 2002 or (iii) the sooner termination of the IPT Merger Agreement under certain circumstances.

     In connection with the execution of the IPT Merger Agreement, AIMCO and certain shareholders of IPT entered into an agreement, dated October 1, 1998 (the "Shareholder's Agreement"), whereby AIMCO agreed that, following a termination of the IPT Merger Agreement under certain circumstances, it will vote its IPT Shares as follows: for the first two annual meetings of IPT Shareholders following such a termination, in favor of designees of the Continuing Trustees so that such designees constitute a majority of the trustees of the IPT Board, and thereafter in favor of designees of the Continuing Trustees so that such designees constitute one less than a majority of the trustees of the IPT Board. The Shareholder's Agreement remains in effect as long as AIMCO and/or its affiliates own at least 10% of the outstanding IPT Shares, but terminates upon consummation of the IPT Merger.

     The information set forth above is qualified in its entirety by reference to the IPT Merger Agreement, Irrevocable Limited Proxy, IPT Bylaws and Shareholder's Agreement, each of which is attached hereto as Exhibits 7.1, 7.2,
7.3 and 7.4 and incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 7.1 Agreement and Plan of Merger, dated as of October 1, 1998, by and between AIMCO and IPT.

     Exhibit 7.2 Irrevocable Limited Proxy, dated October 1, 1998, granted by
                 AIMCO to Andrew L. Farkas, James A. Aston and Frank M.
                 Garrison.

     Exhibit 7.3 Second Amended and Restated Bylaws of IPT, dated October 2,
                 1998.

     Exhibit 7.4 Shareholder's Agreement, dated October 1, 1998, among AIMCO,
                 Andrew L. Farkas, James A. Aston and Frank M. Garrison.

     Exhibit 7.5 Agreement of Joint Filing, dated January 29, 1999, among the
                 Reporting Persons.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 29, 1999


                                    COOPER RIVER PROPERTIES, L.L.C.

                                    By:   AIMCO Properties, L.P.,
                                          its managing member

                                    By:   AIMCO-GP, Inc.,
                                          its General Partner


                                    By:  /s/ PATRICK J. FOYE
                                        ----------------------------------------
                                          Patrick J. Foye
                                          Executive Vice President


                                    INSIGNIA PROPERTIES, L.P.

                                    By:   Insignia Properties Trust,
                                          its General Partner


                                    By:  /s/ PATRICK J. FOYE
                                        ----------------------------------------
                                          Patrick J. Foye
                                          Executive Vice President


                                    INSIGNIA PROPERTIES TRUST


                                    By:  /s/ PATRICK J. FOYE
                                        ----------------------------------------
                                          Patrick J. Foye
                                          Executive Vice President


                                    APARTMENT INVESTMENT AND
                                    MANAGEMENT COMPANY


                                    By:  /s/ PATRICK J. FOYE
                                        ----------------------------------------
                                          Patrick J. Foye
                                          Executive Vice President

                                   SCHEDULE I

                            INFORMATION REGARDING THE
                     TRUSTEES AND EXECUTIVE OFFICERS OF IPT

     Set forth in the table below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each of the trustees and executive officers of IPT. Each person identified below is employed by IPT, unless otherwise indicated, and is a United States citizen. The principal business address of IPT and, unless otherwise indicated, the business address of each person identified below, is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Trustees are identified by an asterisk.




NAME                                    PRESENT PRINCIPAL OCCUPATION
----                                    ----------------------------
Terry Considine*                        Terry Considine has served as a Trustee
                                        and as Chairman of the Board of Trustees
                                        and Chief Executive Officer of IPT since
                                        October 1, 1998. For additional
                                        information concerning Mr. Considine,
                                        see Schedule II.

Peter. K. Kompaniez*                    Peter K. Kompaniez has served as
                                        President and a Trustee of IPT since
                                        October 1, 1998. For additional
                                        information concerning Mr. Kompaniez,
                                        see Schedule II.

Thomas W. Toomey*                       Thomas W. Toomey has served as Executive
                                        Vice President -- Finance and a Trustee
                                        of IPT since October 1, 1998. For
                                        additional information concerning Mr.
                                        Toomey, see Schedule II.

Joel F. Bonder                          Joel F. Bonder has served as Executive
                                        Vice President and General Counsel of
                                        IPT since October 1, 1998. For
                                        additional information concerning Mr.
                                        Bonder, see Schedule II.

Jeffrey P. Cohen                        Jeffrey P. Cohen has served as Secretary
                                        of IPT since October 1, 1998. Mr. Cohen
                                        currently serves as a Senior Vice
                                        President of Insignia Financial Group,
                                        Inc. ("Insignia").

Patrick J. Foye*                        Patrick J. Foye has served as Executive
                                        Vice President and a Trustee of IPT
                                        since October 1, 1998. For additional
                                        information concerning Mr. Foye, see
                                        Schedule II.

Robert Ty Howard                        Robert Ty Howard has served as Executive
                                        Vice President -- Ancillary Services of
                                        IPT since October 1, 1998. For
                                        additional information concerning Mr.
                                        Howard, see Schedule II.

Steven D. Ira*                          Steven D. Ira has served as Executive
                                        Vice President and a Trustee of IPT
                                        since October 1, 1998. For additional
                                        information concerning Mr. Ira, see
                                        Schedule II.

NAME                                    PRESENT PRINCIPAL OCCUPATION
----                                    ----------------------------
David L. Williams                       David L. Williams has served as
                                        Executive Vice President -- Property
                                        Operations of IPT since October 1, 1998.
                                        For additional information concerning
                                        Mr. Williams, see Schedule II.

Harry G. Alcock*                        Harry G. Alcock has served as Senior
                                        Vice President -- Acquisitions and a
                                        Trustee of IPT since October 1, 1998.
                                        For additional information concerning
                                        Mr. Alcock, see Schedule II.

Troy D. Butts                           Troy D. Butts has served as Senior Vice
                                        President and Chief Financial Officer of
                                        IPT since October 1, 1998. For
                                        additional information concerning Mr.
                                        Butts, see Schedule II.

Andrew L. Farkas*                       Andrew L. Farkas currently serves as a
  375 Park Avenue                       Continuing Trustee of IPT since October
  Suite 3401                            1, 1998. Mr. Farkas' present principal
  New York, New York 10152              occupation is to serve as the Chairman
                                        of the Board and Chief Executive Officer
                                        of Insignia, which is the parent company
                                        of an international real estate
                                        organization specializing in commercial
                                        real estate services, single-family
                                        brokerage and mortgage origination,
                                        condominium and cooperative apartment
                                        management, equity co-investment and
                                        other services.

James A. Aston*                         James A. Aston currently serves as a
  15 South Main Street                  Continuing Trustee of IPT since October
  Greenville, South Carolina 29601      1, 1998. Mr. Aston's present principal
                                        occupation is to serve as Chief
                                        Financial Officer and member of the
                                        Office of the Chairman of Insignia.

Frank M Garrison*                       Frank M. Garrison currently serves as a
  102 Woodmont Boulevard                Continuing Trustee of IPT since October
  Suite 400                             1, 1998. Mr. Garrison's present
  Nashville, Tennessee 37205            principal occupation is as a member of
                                        the Office of the Chairman of Insignia.

Bryan L. Herrmann*                      Bryan L. Herrmann currently serves as a
  5043 Gould Avenue                     Continuing Trustee of IPT since October
  La Canada, California 91011           1, 1998. Mr. Herrmann's present
                                        principal occupation is as an investment
                                        banker and Chairman and Chief Executive
                                        Officer of Base Camp 9 Corp., since
                                        1990. Mr. Herrman served as a Trustee,
                                        Chairman of the Compensation Committee
                                        and member of the Executive Committee of
                                        the Board of Trustees of Angeles
                                        Mortgage Investment Trust from 1994
                                        until September 1998. In addition to his
                                        duties at Base Camp 9 Corp., from 1992
                                        to 1994, Mr. Herrmann served as Chief
                                        Executive Officer of Spaulding
                                        Composites Company and is currently a
                                        member of its board of directors. Since
                                        1984 Mr. Herrmann has been the general
                                        partner of MOKG 1984 Investment Partners
                                        Ltd. Mr. Herrmann is a member of the
                                        board of directors of Wynn's
                                        International, Inc., a New York Stock
                                        Exchange Company.

NAME                                    PRESENT PRINCIPAL OCCUPATION
----                                    ----------------------------
Warren M. Eckstein*                     Warren M. Eckstein currently serves as a
  Warburg Dillon Read                   Continuing Trustee of IPT since October
  535 Madison Avenue                    1, 1998. Mr. Eckstein's present
  6th Floor                             principal occupation is as Managing
  New York, New York 10022              Director -- Investment Banking of Paine
                                        Webber Incorporated, since October 1996.
                                        Prior to October 1996, Mr. Eckstein
                                        served as Senior Vice President,
                                        Investment Banking, of Dillon, Reed &
                                        Co., Inc.

                                   SCHEDULE II

          INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                                      AIMCO

1. DIRECTORS AND EXECUTIVE OFFICERS OF AIMCO. Set forth in the table below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each of the directors and executive officers of AIMCO. Unless otherwise indicated, each person identified below is employed by AIMCO. The principal business address of AIMCO and, unless otherwise indicated, each person identified below, is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. All persons identified below are United States citizens.


NAME                       POSITION
----                       --------
Terry Considine            Chairman of the Board of Directors and Chief Executive Officer
Peter K. Kompaniez         Vice Chairman, President and Director
Thomas W. Toomey           Executive Vice President - Finance and Administration
Joel F. Bonder    Ex       Executive Vice President and General Counsel and Secretary
Patrick J. Foye            Executive Vice President
Robert Ty Howard           Executive Vice President - Ancillary Services
Steven D. Ira              Executive Vice President and Co-Founder
David L. Williams          Executive Vice President - Property Operations
Harry G. Alcock            Senior Vice President - Acquisitions
Troy D. Butts              Senior Vice President and Chief Financial Officer
Martha Carlin              Senior Vice President - Ancillary Services
Joseph DeTuno              Senior Vice President - Property Redevelopment
Jack W. Marquardt          Senior Vice President - Accounting
Leeann Morein              Senior Vice President - Investor Services and Secretary
David O'Leary              Senior Vice President - Buyers Access
R. Scott Wesson            Senior Vice President - Chief Information Officer
Richard S. Ellwood         Director; Chairman, Audit Committee
J. Landis Martin           Director; Chairman, Compensation Committee
Thomas L. Rhodes           Director
John D. Smith              Director

2. BIOGRAPHICAL INFORMATION. The following is a biographical summary of the experience of the current directors and executive officers of AIMCO for the past five years or more. Directors of AIMCO are identified by an asterisk.


 NAME                              PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
 ----                              ---------------------------------------------
 Terry Considine*                  Mr. Considine has been Chairman of the Board
                                   of Directors and Chief Executive Officer of
                                   AIMCO since July 1994. He is the sole owner
                                   of Considine Investment Co. and prior to July
                                   1994 was owner of approximately 75% of
                                   Property Asset Management, L.L.C., a Colorado
                                   limited liability company, and its related
                                   entities (collectively, "PAM"), one of
                                   AIMCO's predecessors. On October 1, 1996, Mr.
                                   Considine was appointed Co-Chairman and
                                   director of Asset Investors Corp. and
                                   Commercial Asset Investors, Inc., two other
                                   public real estate investment trusts, and
                                   appointed as a director of Financial Assets
                                   Management, LLC, a real estate investment
                                   trust manager. Mr. Considine has been
                                   involved as a principal in a variety of real
                                   estate activities, including the acquisition,
                                   renovation, development and disposition of
                                   properties. Mr. Considine has also controlled
                                   entities engaged in other businesses such as
                                   television broadcasting, gasoline
                                   distribution and environmental laboratories.
                                   Mr. Considine received a B.A. from Harvard
                                   College, a J.D. from Harvard Law School and
                                   is admitted as a member of the Massachusetts
                                   Bar. Mr. Considine has had substantial
                                   multifamily real estate experience. From 1975
                                   through July 1994, partnerships or other
                                   entities in which Mr. Considine had
                                   controlling interests invested in
                                   approximately 35 multifamily apartment
                                   properties and commercial real estate
                                   properties. Six of these real estate assets
                                   (four of which were multifamily apartment
                                   properties and two of which were office
                                   properties) did not generate sufficient cash
                                   flow to service their related indebtedness
                                   and were foreclosed upon by their lenders,
                                   causing pre-tax losses of approximately $11.9
                                   million to investors and losses of
                                   approximately $2.7 million to Mr. Considine.

 Peter K. Kompaniez*               Mr. Kompaniez has been Vice Chairman,
                                   President and a director of AIMCO since July
                                   1994. Since September 1993, Mr. Kompaniez has
                                   owned 75% of PDI Realty Enterprises, Inc., a
                                   Delaware corporation ("PDI"), one of AIMCO's
                                   predecessors, and serves as its President and
                                   Chief Executive Officer. From 1986 to 1993,
                                   he served as President and Chief Executive
                                   Officer of Heron Financial Corporation
                                   ("HFC"), a United States holding company for
                                   Heron International, N.V.'s real estate and
                                   related assets. While at HFC, Mr. Kompaniez
                                   administered the acquisition, development and
                                   disposition of approximately 8,150 apartment
                                   units (including 6,217 units that have been
                                   acquired by the AIMCO) and 3.1 million square
                                   feet of commercial real estate. Prior to
                                   joining HFC, Mr. Kompaniez was a senior
                                   partner with the law firm of Loeb and Loeb
                                   where he had extensive real estate and REIT
                                   experience. Mr. Kompaniez received a B.A.
                                   from Yale College and a J.D. from the
                                   University of California (Boalt Hall). The
                                   downturn in the real estate markets in the
                                   late 1980s and early 1990s adversely affected
                                   the United States real estate operations of
                                   Heron International N.V. and its subsidiaries
                                   and affiliates (the "Heron Group"). During
                                   this period from 1986 to 1993, Mr. Kompaniez
                                   served as President and Chief Executive
                                   Officer of Heron Financial Corporation
                                   ("HFC"), and as a director or officer of
                                   certain other Heron Group entities. In 1993,
                                   HFC, its parent Heron International, and
                                   certain other members of the Heron Group
                                   voluntarily entered into restructuring
                                   agreements with separate groups of their
                                   United States and international creditors.
                                   The restructuring agreement for the United
                                   States members of the Heron Group generally
                                   provided for the joint assumption of certain
                                   liabilities and the pledge of unencumbered
                                   assets in support of such liabilities for the
                                   benefit of their United States creditors. As
                                   a result of the restructuring, the operations
                                   and assets of the United States members of
                                   the Heron Group were generally separated from
                                   those of Heron International and its
                                   non-United States subsidiaries. At the
                                   conclusion of the restructuring, Mr.
                                   Kompaniez commenced the operations of PDI,
                                   which was engaged to act as asset and
                                   corporate manager of the continuing United
                                   States operations of HFC and the other United
                                   States Heron Group members for the benefit of
                                   the United States creditors. In connection
                                   with certain transactions effected at the
                                   time of the initial public offering of AIMCO
                                   Common Stock, Mr. Kompaniez was appointed
                                   Vice Chairman of AIMCO and substantially all
                                   of the property management assets of PDI were
                                   transferred or assigned to AIMCO.

 Thomas W. Toomey                  Mr. Toomey has served as Senior Vice
                                   President - Finance and Administration of
                                   AIMCO since January 1996 and was promoted to
                                   Executive Vice-President-Finance and
                                   Administration in March 1997. From 1990 until
                                   1995, Mr. Toomey served in a similar capacity
                                   with Lincoln Property Company ("LPC") as well
                                   as Vice President/Senior Controller and
                                   Director of Administrative Services of
                                   Lincoln Property Services where he was
                                   responsible for LPC's computer systems,
                                   accounting, tax, treasury services and
                                   benefits administration. From 1984 to 1990,
                                   he was an audit manager with Arthur Andersen
                                   & Co. where he served real estate and banking
                                   clients. From 1981 to 1983, Mr. Toomey was on
                                   the audit staff of Kenneth Leventhal &
                                   Company. Mr. Toomey received a B.S. in
                                   Business Administration/Finance from Oregon
                                   State University and is a Certified Public
                                   Accountant.

 Joel F. Bonder                    Mr. Bonder was appointed Executive Vice
                                   President and General Counsel of AIMCO
                                   effective December 8, 1997. Prior to joining
                                   AIMCO, Mr. Bonder served as Senior Vice
                                   President and General Counsel of NHP from
                                   April 1994 until December 1997. Mr. Bonder
                                   served as Vice President and Deputy General
                                   Counsel of NHP from June 1991 to March 1994
                                   and as Associate General Counsel of NHP from
                                   1986 to 1991. From 1983 to 1985, Mr. Bonder
                                   was with the Washington, D.C. law firm of
                                   Lane & Edson, P.C. From 1979 to 1983, Mr.
                                   Bonder practiced with the Chicago law firm of
                                   Ross and Hardies. Mr. Bonder received an A.B.
                                   from the University of Rochester and a J.D.
                                   from Washington University School of Law.

 Patrick J. Foye                   Mr. Foye has served as Executive Vice
                                   President of AIMCO since May 1998. Prior to
                                   joining AIMCO, Mr. Foye was a partner in the
                                   law firm of Skadden, Arps, Slate, Meagher &
                                   Flom LLP from 1989 to 1998 and was Managing
                                   Partner of the firm's Brussels, Budapest and
                                   Moscow offices from 1992 through 1994. Mr.
                                   Foye is also Deputy Chairman of the Long
                                   Island Power Authority and serves as a member
                                   of the New York State Privatization Council.
                                   He received a B.A. from Fordham College and a
                                   J.D. from Fordham University Law School.

 Robert Ty Howard                  Mr. Howard was appointed Executive Vice
                                   President - Ancillary Services in February
                                   1998. Prior to joining AIMCO, Mr. Howard
                                   served as an officer and/or director of four
                                   affiliated companies, Hecco Ventures, Craig
                                   Corporation, Reading Company and Decurion
                                   Corporation. Mr. Howard was responsible for
                                   financing, mergers and acquisitions
                                   activities, investments in commercial real
                                   estate, both nationally and internationally,
                                   cinema development and interest rate risk
                                   management. From 1983 to 1988, he was
                                   employed by Spieker Properties. Mr. Howard
                                   received a B.A. from Amherst College, a J.D.
                                   from Harvard Law School and an M.B.A. from
                                   Stanford University Graduate School of
                                   Business.

 Steven D. Ira                     Mr. Ira is a Co-Founder of AIMCO and has
                                   served as Executive Vice President of AIMCO
                                   since July 1994. From 1987 until July 1994,
                                   he served as President of PAM. Prior to
                                   merging his firm with PAM in 1987, Mr. Ira
                                   acquired extensive experience in property
                                   management. Between 1977 and 1981 he
                                   supervised the property management of over
                                   3,000 apartment and mobile home units in
                                   Colorado, Michigan, Pennsylvania and Florida,
                                   and in 1981 he joined with others to form the
                                   property management firm of McDermott, Stein
                                   and Ira. Mr. Ira served for several years on
                                   the National Apartment Manager Accreditation
                                   Board and is a former president of both the
                                   National Apartment Association and the
                                   Colorado Apartment Association. Mr. Ira is
                                   the sixth individual elected to the Hall of
                                   Fame of the National Apartment Association in
                                   its 54-year history. He holds a Certified
                                   Apartment Property Supervisor (CAPS) and a
                                   Certified Apartment Manager designation from
                                   the National Apartment Association, a
                                   Certified Property Manager (CPM) designation
                                   from the National Institute of Real Estate
                                   Management (IREM) and he is a member of the
                                   Board of Directors of the National
                                   Multi-Housing Council, the National Apartment
                                   Association and the Apartment Association of
                                   Metro Denver. Mr. Ira received a B.S. from
                                   Metropolitan State College in 1975.

 David L. Williams                 Mr. Williams has been Executive Vice
                                   President - Operations of AIMCO since January
                                   1997. Prior to joining AIMCO, Mr. Williams
                                   was Senior Vice President of Operations at
                                   Evans Withycombe Residential, Inc. from
                                   January 1996 to January 1997. Previously, he
                                   was Executive Vice President at Equity
                                   Residential Properties Trust from October
                                   1989 to December 1995. He has served on
                                   National Multi-Housing Council Boards and
                                   NAREIT committees. Mr. Williams also served
                                   as Senior Vice President of Operations and
                                   Acquisitions of US Shelter Corporation from
                                   1983 to 1989. Mr. Williams has been involved
                                   in the property management, development and
                                   acquisition of real estate properties since
                                   1973. Mr. Williams received his B.A. in
                                   education and administration from the
                                   University of Washington in 1967.

 Harry G. Alcock                   Mr. Alcock has served as Vice President since
                                   July 1996, and was promoted to Senior Vice
                                   President - Acquisitions in October 1997,
                                   with responsibility for acquisition and
                                   financing activities since July 1994. From
                                   June 1992 until July 1994, Mr. Alcock served
                                   as Senior Financial Analyst for PDI and HFC.
                                   From 1988 to 1992, Mr. Alcock worked for
                                   Larwin Development Corp., a Los Angeles based
                                   real estate developer, with responsibility
                                   for raising debt and joint venture equity to
                                   fund land acquisitions and development. From
                                   1987 to 1988, Mr. Alcock worked for Ford
                                   Aerospace Corp. He received his B.S. from San
                                   Jose State University.

 Troy D. Butts                     Mr. Butts has served as Senior Vice President
                                   and Chief Financial Officer of AIMCO since
                                   November 1997. Prior to joining AIMCO, Mr.
                                   Butts served as a Senior Manager in the audit
                                   practice of the Real Estate Services Group
                                   for Arthur Andersen LLP in Dallas, Texas. Mr.
                                   Butts was employed by Arthur Andersen LLP for
                                   ten years and his clients were primarily
                                   publicly-held real estate companies,
                                   including office and multi-family real estate
                                   investment trusts. Mr. Butts holds a Bachelor
                                   of Business Administration degree in
                                   Accounting from Angelo State University and
                                   is a Certified Public Accountant.

 Martha Carlin                     Ms. Carlin has served as Vice President since
                                   September 1996 and was promoted to Senior
                                   Vice President - Ancillary Services in
                                   December 1997. From December 1995 until
                                   September 1996, Ms. Carlin served as Chief
                                   Financial Officer for Wentwood Investment
                                   Partners. Ms. Carlin was employed by Arthur
                                   Andersen LLP for six years, with a primary
                                   focus in real estate. Ms. Carlin was also
                                   employed by MCI Communications and Lincoln
                                   Property Company. Ms. Carlin received a B.S.
                                   from the University of Kentucky and is a
                                   certified public accountant.

 Joseph DeTuno                     Mr. DeTuno has been Senior Vice President -
                                   Property Redevelopment of AIMCO since
                                   September 1997. Mr. DeTuno was president and
                                   founder of JD Associates, his own full
                                   service real estate consulting, advisory and
                                   project management company which he founded
                                   in 1990. JD Associates provided development
                                   management, financial analysis, business plan
                                   preparation and implementation services.
                                   Previously, Mr. DeTuno served as
                                   President/Partner of Gulfstream Commercial
                                   Properties, President and Co-managing Partner
                                   of Criswell Development Company, Vice
                                   President of Crow Hotel and Company and
                                   Project Director with Perkins & Will
                                   Architects and Planners. Mr. DeTuno received
                                   his B.A. in architecture and is a registered
                                   architect in Illinois and Texas.

 Jack W. Marquardt                 Mr. Marquardt has been Senior Vice President
                                   - Accounting of AIMCO since September 1997.
                                   Mr. Marquardt brings over 17 years of real
                                   estate accounting experience to AIMCO. From
                                   October 1992 through August 1997, Mr.
                                   Marquardt served as Vice President/Corporate
                                   Controller and Manager of Data Processing for
                                   Transwestern Property Company, where he was
                                   responsible for corporate accounting, tax,
                                   treasury services and computer systems. From
                                   August 1986 through September 1992, Mr.
                                   Marquardt worked in the real estate
                                   accounting area of Aetna Realty Investors,
                                   Inc. serving as Regional Controller from
                                   April 1990 through September 1992. Mr.
                                   Marquardt received a B.S. in Business
                                   Administration/Finance from Ohio State
                                   University.

 Leeann Morein                     Ms. Morein has served as Senior Vice
                                   President - Investor Services since November
                                   1997. Ms. Morein has served as Secretary of
                                   AIMCO since July 1994. From July 1994 until
                                   October 1997 Ms. Morein also served as Chief
                                   Financial Officer. From September 1990 to
                                   March 1994, Ms. Morein served as Chief
                                   Financial Officer of the real estate
                                   subsidiaries of California Federal Bank,
                                   including the general partner of CF Income
                                   Partners, L.P., a publicly-traded master
                                   limited partnership. Ms. Morein joined
                                   California Federal in September 1988 as
                                   Director of Real Estate Syndications
                                   Accounting and became Vice
                                   President-Financial Administration in January
                                   1990. From 1983 to 1988, Ms. Morein was
                                   Controller of Storage Equities, Inc., a real
                                   estate investment trust, and from 1981 to
                                   1983, she was Director of Corporate
                                   Accounting for Angeles Corporation, a real
                                   estate syndication firm. Ms. Morein worked on
                                   the audit staff of Price Waterhouse from 1979
                                   to 1981. Ms. Morein received a B.A. from
                                   Pomona College and is a Certified Public
                                   Accountant.

 David O'Leary                     Mr. O'Leary has been President of Property
                                   Services Group, Inc., an AIMCO subsidiary
                                   since December 1997. Property Services Group,
                                   Inc. administers the Buyers Access program.
                                   From 1993 until 1997, Mr. O'Leary served as
                                   Regional Vice President and Senior Vice
                                   President for Property Services Group, Inc.,
                                   with responsibility for program marketing and
                                   sales. From 1981 to 1993 Mr. O'Leary served
                                   as Vice President and Executive Vice
                                   President for Commonwealth Pacific Inc., a
                                   privately held real estate investment and
                                   management firm based in Seattle, Washington.
                                   During his tenure with Commonwealth Pacific,
                                   Inc., Mr. O'Leary was responsible for
                                   acquisitions, dispositions, development, and
                                   asset management from offices located in
                                   Houston and Dallas, Texas, Atlanta, Georgia
                                   and Seattle, Washington. Mr. O'Leary also
                                   served as Vice President for Johnstown
                                   American Companies, directing acquisition
                                   activities for the Northeast United States.
                                   Mr. O'Leary received his B.A. Degree from the
                                   University of Utah in 1979.

 R. Scott Wesson                   Mr. Wesson has served as Senior Vice
                                   President - Chief Information Officer of
                                   AIMCO since July 1997. From 1994 until 1997,
                                   Mr. Wesson served as Vice President of
                                   Information Services at Lincoln Property
                                   Company, where he was responsible for
                                   information systems infrastructure,
                                   technology planning and business process
                                   re-engineering. From 1992 to 1994, Mr. Wesson
                                   served in the role of Director of Network
                                   Services for Lincoln Property Company, where
                                   he was responsible for the design and
                                   deployment of the company's Wide Area Network
                                   and Local Area Networks, comprising over
                                   2,500 workstations in over 40 locations
                                   nationwide. From 1988 to 1992, he was a
                                   systems consultant with Automatic Data
                                   Processing involved in design, planning and
                                   deployment of financial and human resources
                                   systems for several major, multinational
                                   organizations. From 1984 to 1987, he was a
                                   Senior Analyst with Federated Department
                                   Stores, Inc. involved in planning and
                                   distribution. Mr. Wesson received his B.S.
                                   from the University of Texas in 1984.

 Richard S. Ellwood*               Mr. Ellwood was appointed a Director of AIMCO
   12 Auldwood Lane                in July 1994 and is currently Chairman of the
   Rumson, NJ  07760               Audit Committee. Mr. Ellwood is the founder
                                   and President of R.S. Ellwood & Co.,
                                   Incorporated, a real estate investment
                                   banking firm. Prior to forming R.S. Ellwood &
                                   Co., Incorporated in 1987, Mr. Ellwood had 31
                                   years experience on Wall Street as an
                                   investment banker, serving as: Managing
                                   Director and senior banker at Merrill Lynch
                                   Capital Markets from 1984 to 1987; Managing
                                   Director at Warburg Paribas Becker from 1978
                                   to 1984; general partner and then Senior Vice
                                   President and a director at White, Weld & Co.
                                   from 1968 to 1978; and in various capacities
                                   at J.P. Morgan & Co. from 1955 to 1968. Mr.
                                   Ellwood currently serves as a director of
                                   FelCor Suite Hotels, Inc. and Florida East
                                   Coast Industries, Inc.

 J.Landis Martin*                  Mr. Martin was appointed a Director of AIMCO
1999 Broadway                      in July 1994 and became Chairman of the
Suite 4300                         Compensation Committee in March 1998. Mr.
Denver, CO 80202                   Martin has served as President and Chief
                                   Executive Officer and a Director of NL
                                   Industries, Inc., a manufacturer of titanium
                                   dioxide, since 1987. Mr. Martin has served as
                                   Chairman of Tremont Corporation, a holding
                                   company operating through its affiliates
                                   Titanium Metals Corporation ("TIMET") and NL
                                   Industries, Inc., since 1990 and as Chief
                                   Executive Officer and a director of Tremont
                                   since 1998. Mr. Martin has served as Chairman
                                   of Timet, an integrated producer of titanium,
                                   since 1987 and Chief Executive Officer since
                                   January 1995. From 1990 until its acquisition
                                   by Dresser Industries, Inc. ("Dresser") in
                                   1994, Mr. Martin served as Chairman of the
                                   Board and Chief Executive Officer of Baroid
                                   Corporation, an oilfield services company. In
                                   addition to Tremont, NL and TIMET, Mr. Martin
                                   is a director of Dresser, which is engaged in
                                   the petroleum services, hydrocarbon and
                                   engineering industries.

 Thomas L. Rhodes*                 Mr. Rhodes was appointed a Director of AIMCO
   215 Lexington Avenue            in July 1994. Mr. Rhodes has served as the
   4th Floor                       President and a Director of National Review
   New York, NY 10016              magazine since November 30, 1992, where he
                                   has also served as a Director since 1998.
                                   From 1976 to 1992, he held various positions
                                   at Goldman, Sachs & Co. and was elected a
                                   General Partner in 1986 and served as a
                                   General Partner from 1987 until November 27,
                                   1992. He is currently Co-Chairman of the
                                   Board, Co-Chief Executive Officer and a
                                   Director of Commercial Assets Inc. and Asset
                                   Investors Corporation. He also serves as a
                                   Director of Delphi Financial Group, Inc. and
                                   its subsidiaries, Delphi International Ltd.,
                                   Oracle Reinsurance Company, and the Lynde and
                                   Harry Bradley Foundation. Mr. Rhodes is
                                   Chairman of the Empire Foundation for Policy
                                   Research, a Founder and Trustee of Change NY,
                                   a Trustee of The Heritage Foundation, and a
                                   Trustee of the Manhattan Institute.

John D. Smith*                     Mr. Smith was appointed a Director of AIMCO
  3400 Peachtree Road              in November 1994. Mr. Smith is Principal and
  Suite 831                        President of John D. Smith Developments. Mr.
  Atlanta, GA  30326               Smith has been a shopping center developer,
                                   owner and consultant for over 8.6 million
                                   square feet of shopping center projects
                                   including Lenox Square in Atlanta, Georgia.
                                   Mr. Smith is a Trustee and former President
                                   of the International Council of Shopping
                                   Centers and was selected to be a member of
                                   the American Society of Real Estate
                                   Counselors. Mr. Smith served as a Director
                                   for Pan-American Properties, Inc. (National
                                   Coal Board of Great Britain) formerly known
                                   as Continental Illinois Properties. He also
                                   serves as a director of American Fidelity
                                   Assurance Companies and is retained as an
                                   advisor by Shop System Study Society, Tokyo,
                                   Japan.

                                  EXHIBIT INDEX


EXHIBIT NO.                                         DESCRIPTION
-----------                                         -----------
    7.1       Agreement and Plan of Merger, dated as of October 1, 1998, by and between AIMCO and
              IPT (incorporated by reference to Exhibit 2.1 of IPT's Current Report on Form 8-K,
              File No. 1-14179, dated October 1, 1998).

    7.2       Irrevocable Limited Proxy, dated October 1, 1998, granted by AIMCO to Andrew L.
              Farkas, James A. Aston and Frank M. Garrison (incorporated by reference to
              Exhibit 99.1 of IPT's Current Report on Form 8-K, File No. 1-14179, dated October 1,
              1998).

    7.3       Second Amended and Restated Bylaws of IPT, dated October 2, 1998 (incorporated by reference to Exhibit 3.2 of IPT's Current Report on Form 8-K, File No. 1-14179, dated
              October 1, 1998).

    7.4       Shareholders' Agreement, dated October 1, 1998, among AIMCO, Andrew L. Farkas,
              James A. Aston and Frank M. Garrison (incorporated by reference to Exhibit 99.2 of
              IPT's Current Report on Form 8-K, File No. 1-14179, dated October 1, 1998).

    7.5       Agreement of Joint Filing, dated January 29, 1999, among the Reporting Persons.



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